Exhibit 6.1

JOINT DEVELOPMENT AGREEMENT

THIS Joint Development Agreement (this “Agreement”) is entered into as of this 11th day of August, 2014 (the “Effective Date”) by Rayton Solar Inc., a Delaware corporation located at 25129 The Old Road, Suite 207, Stevenson Ranch, CA 91381 (“Rayton”), and Phoenix Nuclear Labs LLC, a Wisconsin limited liability company located at 2555 Industrial Drive, Monona, WI 53713 (“PNL”), for the purposes of setting forth their agreement as to certain research and development work to be performed by PNL and Rayton with respect to the Project.

RECITALS

WHEREAS, Rayton is in the business of manufacturing and marketing solar panels, and PNL is in the business of, among other things, developing and producing accelerator systems that utilize microwave ion sources (“MWS”); and

WHEREAS, the Parties wish to collaborate in the development of an ion implantation system.

NOW THEREFORE, in consideration of the promises, conditions and the mutual covenants hereinafter recited, Rayton and PNL agree as follows:

1           Definitions. Capitalized, definitional terms used herein shall have the meanings ascribed to them in Exhibit 1 attached hereto.

2           Scope of Project. The project (the “Project”) concerns the development of an Accelerator and consists of Phase I and Phase II (each as defined below). The Parties shall perform research and development work related to the Project, cooperate in executing the Project and make available their respective resources to work under the Project to bring the Project to completion according to the Project timelines set forth in this Article 2.

2.1	Phase I of the Project.

2.1.1     Phase I Tasks. Phase I of the Project (“Phase I”) shall consist of Task A, Task B and Task C as set forth below:

2.1.1.1   Scope of Task A. In Task A of Phase I of the Project (“Task A”), PNL shall, with assistance from Rayton engineers on site at PNL’s facility, (i) produce a modified MWS test stand (the “ISTS”) with at least 100 mA of extracted H+ current to allow for reliable, long-term operation with >100mA of extracted H+ current by (A) redesigning and building a larger calorimeter to remove the increased heat load created by the higher-current H+ beam, (B) increasing high voltage standoff and expand extraction lens stack to allow for higher-voltage extraction, and (C) simplifying and improving control interface to allow for easier MWS operation by Rayton personnel and (ii) draft a report demonstrating the extraction of the 100 mA of H+ beam current and detailing the conceptual design of the Accelerator (the “Task A Report”). Task A shall be completed upon submission to Rayton by PNL of the Task A Report (“Task A Completion”).

2.1.1.2  Scope of Task B. In Task B of Phase I of the Project (“Task B”), PNL, with assistance from Rayton engineers on site at PNL’s facility, shall (i) perform parametric studies on the upgraded ISTS in order to determine the maximum stable extracted current density and total beam current as a function of extraction voltage, hydrogen gas input, microwave power, and magnetic field profile and (ii) draft a report detailing such parametric studies and demonstrating that the upgraded ISTS can be operated continuously for 24 hours with the highest available extracted current (the “Task B Report”). Task B shall be completed upon submission to Rayton by PNL of the Task B Report (“Task B Completion”).

2.1.1.3  Scope of Task C. In Task C of Phase I of the Project (“Task C”), PNL shall, with involvement and assistance from Rayton engineers on site at PNL’s facility, (i) operate the upgraded ISTS with >100mA of extracted H+ current during a series of 24-hour-long test runs, (ii)  perform a 120-hour test run to further demonstrate the stability of the upgraded ISTS, and (iii)  draft a report demonstrating the results of such test runs (the “Task C Report”, and together with the Task A Report and the Task B Report, the “Phase I Reports”). Task C shall be completed upon submission to Rayton by PNL of the Task C Report (“Task C Completion”).

2.1.2      Phase I Deliverables. The Deliverables for Phase I shall be the Phase I Reports.

2.1.3      Phase I Timeline. Phase I shall begin upon execution of this Agreement and shall be completed upon Submission of Phase I Reports, which shall occur within approximately six months after execution of this Agreement, subject to any extensions attributable to Change Orders or other Project adjustments.

2.2	Phase II of the Project.

2.2.1      Scope of Phase II. During Phase II of the Project (“Phase II”), PNL and Rayton shall develop and construct for Rayton an Accelerator prototype with voltage between 300kV and 600kV, with such voltage amount to be determined based on preliminary solar cell production testing by Rayton (the “Prototype”). Provided that such Prototype has at least 100 mA of extracted H+ current and voltage between 300kV and 600kV and meets any other detailed specifications agreed upon by both Parties (the “Specifications”), Rayton shall accept such Prototype (the “Acceptance”). Phase II shall be completed upon Acceptance.

2.2.2     Phase II Deliverable. The Deliverable for Phase II shall be the Prototype.

2.2.3      Phase II Timeline. Phase II shall begin upon written agreement by the Parties on the Final Prototype Price and Specifications and receipt by PNL of the down payment described in Section 4.2.3(1) hereof. Phase II shall be completed within approximately one year thereafter, subject to any extensions attributable to Change Orders or other Project adjustments.

3	Third Party Services; Transfer of Deliverables; Time Schedule and Change Orders.

3.1       Third Party Services. PNL shall be permitted to use subcontractors with the consent of Rayton. During Phase I, TechSource, Inc. shall serve as a subcontractor solely to PNL by assisting in the design and optimization of the ion source and the Accelerator. PNL shall notify Rayton of all subcontractors used by PNL in connection with the Project, and PNL shall cause all of its subcontractors and other Third Parties engaged by PNL involved with the Project to execute a confidentiality agreement consistent with the language in Article 10.

3.2         Transfer of Deliverables. Transfer of Deliverables are not the subject of a commercial sale, as payment is in consideration for the research and development work provided as set forth in this Agreement, but not the sale of Deliverables.

3.3         Time Schedule Delay. In the event that PNL is unable, or it is reasonable to believe will be unable, to meet a Project milestone date set forth in the timeline schedule set forth in Article 2 (the “Timeline Schedule”), PNL shall immediately notify Rayton in writing and give reasons for the delay, and present a proposed recovery plan for addressing such delay. The Parties shall work in good faith to agree upon a recovery plan, taking into account the nature and severity of the problem causing the delay. The recovery plan may, among other things, extend one or more completion dates set forth in the Timeline Schedule. In order to change any such completion date, the Parties must follow the Change Order Process set forth below. Each Party shall use Best Efforts to implement any mutually agreed upon recovery plan.

3.4         Change Order Process. A “Change” is a modification of the Agreement due to a Party’s request to change the scope, cost, or schedule of the Project, including the specifications, Deliverables, Timeline Schedule, the payment terms or otherwise. Any Change must be made in accordance with Section 14.5 hereof (the “Change Order Process”).

4	Terms of Payment.

4.1         Services. PNL’s reimbursement for performing the development obligations under Phase I shall be $283,967.25 (the “Development Reimbursement Fee”), which shall be paid by Rayton to PNL according to the following timeline: (1) 4% of the Development Reimbursement Fee shall be paid by Rayton to PNL on the Effective Date as an earnest payment that will not initiate Phase I work, (2) 56% of the Development Reimbursement Fee shall be paid by Rayton to PNL within 30 days of the Effective Date, at which time Phase I work will begin, (3) 20% of the Development Reimbursement Fee shall be paid by Rayton to PNL upon Task A Completion, and (4) 20% of the Development Reimbursement Fee shall be paid by Rayton to PNL upon Task C Completion. In the event the Project or this Agreement is terminated at any point, PNL shall be entitled to all payments already due to PNL hereunder in addition to any out- of-pocket expenses, which have been approved in writing and in advance by Rayton, incurred to date during the phase of the Project at the point at which the Project or this Agreement is terminated.

PNL has the right to extend the due date for payment (2) in 30-day increments if Rayton makes additional earnest payments equal to 4% of the Development Reimbursement Fee per 30-day increment. These additional earnest payments will not initiate Phase I work. The amount of payment (2) will be reduced by the sum of the additional earnest payments made by Rayton prior to payment 2 and the commencement of Phase I work.

4.2	Prototype.

4.2.1     Prototype Payment Range. In consideration for PNL’s development and construction of the Prototype, Rayton shall pay to PNL between $2,000,000 and $5,000,000, or such higher payment as may result from any Change Orders requested by Rayton, with such increase to the upper end of the range calculated on a time and materials basis (the “Prototype Payment Range”).

4.2.2      Final Prototype Price. The Parties shall negotiate in good faith to determine the final price of the Prototype (the “Final Prototype Price”), which shall be within the Prototype Payment Range but shall be scaled towards the upper end of such range if Rayton requires higher voltage on the scale between 300kV and 600kV and for any other requirements or specifications requested by Rayton that shall increase the cost, time and complexity of developing and constructing such Prototype. Phase II shall not begin until the Parties reach written agreement on the Final Prototype Price.

4.2.3      Schedule of Payment of Final Prototype Price. The Final Prototype Price shall be paid by Rayton to PNL according to the following timeline: (1) 10% of the Final Prototype Price shall be paid by Rayton to PNL prior to or simultaneous with the commencement of Phase II, (2) 40% of the Final Prototype Price shall be paid by Rayton to PNL upon completion of the Preliminary Design Review, (3) 20% of the Final Prototype Price shall be paid by Rayton to PNL upon completion of the Final Design Review, (4) 25% of the Final Prototype Price shall be paid by Rayton to PNL upon delivery of the Prototype F.O.B. Supplier’s facility in Monona, Wisconsin, and (5) 5% of the Final Prototype Price shall be paid by Rayton to PNL upon Acceptance.

4.2.4	Omitted.

4.2.5     Other Internal Costs. Except as provided in this Article 4, PNL and Rayton shall pay for their own internal costs with respect to the Project.

5	Ownership and Rights.

5.1         Ownership of Base Technology. Subject to the licenses set forth in this Agreement, each Party is and remains the sole owner of its Base Technology. Rayton shall inform PNL in writing of any Rayton Base Technology that is or will be embodied in any Developed Technology.

5.2         Ownership of Developed Technology. Subject to the licenses set forth in this Agreement, all Developed Technology shall be owned solely by PNL.

5.3         Ownership of Prototype. Unless otherwise agreed upon by the Parties and subject to full payment of the Final Prototype Price, Rayton shall solely own the Prototype, excluding ownership of the Developed Technology, Intellectual Property and Know-How with respect thereto; ownership of the Developed Technology, Intellectual Property and Know-How shall be allocated in accordance with the Agreement subject to the licenses set forth in this Agreement. PNL shall retain ownership of all hardware purchased or modified during Phase I.

5.4       Use of Developed Technology. PNL may use, and authorize Third Parties to use, all Developed Technology and Licensed Rayton Technology in all fields other than the Field without compensating Rayton, subject to Section 9, and the confidentiality provisions set forth in this Agreement. In the absence of a License Violation, PNL may not grant licenses of the Developed Technology and Licensed Rayton Technology to Third Parties for use in the Field. Upon the occurrence of a License Violation, PNL may use, and authorize Third Parties to use, all Developed Technology and Licensed Rayton Technology in all fields including the Field without compensation to Rayton.

6	Licenses.

6.1         License to Rayton. Provided that no License Violation has occurred and subject to Section 8 hereof, upon execution and delivery of the Supply Agreement by the Parties, to the extent necessary to make, design, manufacture, import, export, sell, offer to sell or otherwise use or commercialize products for Rayton, PNL grants to Rayton an irrevocable, perpetual, worldwide, royalty-free, non-exclusive license to use, solely in the Field (i) all Developed Technology (the “Licensed Developed Technology”) and (ii) all PNL Base Technology to the extent necessary for the use or practice of the Licensed Developed Technology (the “Licensed PNL Base Technology”, and together with the Licensed Developed Technology, the “Licensed Technology”). This Section 6.1 shall survive termination and/or expiration of this Agreement.

6.2         License to PNL. Rayton grants to PNL an irrevocable, perpetual, worldwide, royalty-free, non-exclusive license to use, and to authorize Third Parties to use, all Rayton Base Technology to the extent necessary for the use or practice of the Developed Technology (the “Licensed Rayton Base Technology”). This Section 6.2 shall survive termination or expiration of this Agreement.

6.3         Sublicenses by Rayton. Rayton may not grant sublicenses of the Licensed Technology without PNL’s prior written approval.

7	Protection of Intellectual Property and Developed Technology.

7.1         Duties of Employees and Others. Each of the Parties shall ensure that each of its employees and the employees of each Third Party performing work on the Project agrees in writing to assign to PNL all worldwide Intellectual Property rights and all other right, title and interest each such person may have, whenever existing or arising, in and to all Developed Technology.

7.2         Intellectual Property Rights Process. Any applications for Intellectual Property rights concerning Developed Technology shall be filed in accordance with this Agreement. All activities, including without limitation, the preparation, filing, prosecution, issuance, maintenance, re-examination, reissue and all other matters normally related to obtaining and/or maintaining Intellectual Property rights anywhere in the world associated with Developed Technology shall be at the discretion and under the direction of PNL.

7.3          Cooperation. The Parties shall cooperate in the Intellectual Property rights process and with respect to any resulting patent, registered copyright or other form of Intellectual Property protection, and shall sign, or obtain employee signatures for, documents required by the protection process.

7.4          Infringement Procedure. If at any time either Party becomes aware that Developed Technology or Base Technology necessary for the practice of Developed Technology infringes Intellectual Property of any Third Party, prompt notification shall be made to the other Party, along with complete information concerning the potential infringement. In the event a suit is brought against one or both Parties by a Third Party alleging that any Developed Technology or any Base Technology necessary for the practice of Developed Technology infringes any Intellectual Property right of such Third Party, the Party being sued will give the other Party prompt notice of such suit.

7.5         Trademarks. Neither Rayton nor PNL will use any trademark, service mark, trade name or trade dress of the other Party for any reason without first receiving the written consent and the terms of use from such other Party. Each Party may withhold its consent to the use of any or all of its trademarks, service marks, trade names or trade dress by the other Party for any or no reason.

8            Supply Agreement. Within eighteen (18) months following the Effective Date, the Parties shall have negotiated in good faith to execute and deliver a supply agreement with a term of five (5) years in substantially the form attached hereto as Exhibit 8 (the “Supply Agreement”) pursuant to which PNL agrees to supply to Rayton and Rayton agrees to purchase from PNL all of the requirements of Rayton for Accelerators (and, in no event, fewer than nine (9) Accelerators in the first three years of the term of the Supply Agreement). In consideration for each Accelerator purchased by Rayton under the Supply Agreement, Rayton shall pay to PNL between $2,000,000 and $5,000,000, or higher as a result of any Change Orders requested by Rayton, with such increase to the upper end of the range calculated on a time and materials basis (the “Accelerator Price Range”). The Parties shall negotiate in good faith to determine the final price of each Accelerator (the “Final Unit Price”), which shall be within the Accelerator Price Range but shall be scaled towards the upper end of such range if Rayton requires higher voltage on the scale between 300kV and 600kV and for any other requirements or specifications requested by Rayton that shall increase the cost, time and complexity of manufacturing and supplying such Accelerator. The Supply Agreement shall not be entered into by the Parties until the Parties reach written agreement on the Final Unit Price. In the event that (i) the Parties fail to reach written agreement on the Final Prototype Price or the Final Unit Price, (ii) Rayton fails to make any payment when due hereunder or under the Supply Agreement, (iii) the Parties fail to enter into the Supply Agreement, or this Agreement or the Supply Agreement ceases to be in effect or (iv) Rayton fails to meet the Minimum Exclusivity Purchase Requirement (as defined in the Supply Agreement) at any time (each, a “License Violation”), then the license to the Licensed Technology granted in Section 6.1 shall terminate. This Article 8 shall survive termination or expiration of this Agreement.

9            Profit Sharing Fees. If (i) PNL sells the Products outside of the Field, then PNL shall pay to Rayton a fee equal to 3.5% of Net Profits (the “Net Profits Sharing Fee”) and (ii) if PNL’s licensee (other than Rayton) sells the Products outside of the Field, then PNL shall pay to Rayton a fee equal to 3.5% of the licensee fee received by PNL from such licensee under the applicable license agreement (the “License Fee Profit Sharing Fee”, and together with the Net Profits Sharing Fee, the “Profit Sharing Fee”) until the date that is five years after the Effective Date (notwithstanding Section 11.1 hereof). PNL is not required to pay to Rayton any Profit Sharing Fee on profits resulting from service revenue.

10	Confidentiality.

10.1       Nondisclosure and Nonuse of Confidential Information. For a period from the Effective Date until five (5) years following the termination or expiration of this Agreement, each Party shall maintain in confidence and use solely for purposes permitted under the Agreement all Confidential Information disclosed to such Party by the other Party prior to, on or after the Effective Date, or generated by such other Party as part of the Project, except that the Parties’ obligations with respect to information that constitutes trade secrets shall continue until such information no longer constitutes trade secrets under applicable law. The receiving Party may disclose Confidential Information to the extent disclosure is required by law, but only if the disclosing Party is given written notice of the proposed disclosure as soon as the receiving Party becomes aware of the disclosure obligation.

10.2       Employees and Agents. Each of the Parties may disclose Confidential Information to its employees, agents and permitted subcontractors and suppliers who need to know the Confidential Information in order to perform work under the Project or otherwise meet its obligations under the Agreement. If such disclosure is required, the Parties’ respective employees, agents and permitted subcontractors and suppliers will be required to sign a confidentiality agreement according to terms consistent with this Agreement and maintain the confidentiality of the Confidential Information.

10.3      Confidentiality of Relationship. In order to prevent one Party from unfairly attempting to exploit the other Party’s name or reputation, neither Party will disclose or market the existence of a potential or actual business relationship between the Parties without the other Party’s written consent, which may be withheld or withdrawn for any reason or no reason, except to the extent disclosure is required by law.

10.4	Survival. This Article 10 shall survive termination or expiration of this Agreement.

11	Term and Termination.

11.1       Unless sooner terminated pursuant to Section 11.2, this Agreement shall remain in full force and effect until the expiration of the later to occur of (i) eighteen months after the Effective Date and (ii) the termination or expiration of the Supply Agreement.

11.2       This Agreement may be terminated by either Party at any time, without further notice, in the event that the other Party (i) materially breaches its obligations under this Agreement and fails or refuses to cure such breach(es) within sixty (60) days after written notice thereof, or (ii) becomes the subject of an “order for relief” as that term is used in the U.S. Bankruptcy Code.

11.3       Neither expiration nor termination of this Agreement shall affect the rights or responsibilities of the Parties hereunder arising during the term of this Agreement.

11.4      Neither Party shall be entitled to any compensation or reimbursement for inability to recoup any investment made in connection with performance under this Agreement, loss of prospective profits or anticipated sales, or other losses, occasioned by expiration or termination of this Agreement pursuant to its terms.

12	Indemnification and Insurance.

12.1	Indemnification.

(a)          Rayton will defend and indemnify PNL, its affiliates and subcontractors against all liabilities and expenses (including, without limitation, reasonable attorneys’ fees and court costs) arising out of any claim of infringement of any Third Party Intellectual Property by the use of any Rayton Base Technology.

(b)         PNL will defend and indemnify Rayton, its affiliates and subcontractors against all liabilities and expenses (including, without limitation, reasonable attorneys’ fees and court costs) arising out of any claim of infringement of any Third Party Intellectual Property by the use of any PNL Base Technology.

12.2       Insurance. Rayton will maintain in full force and effect during the term of this Agreement and for not less than five (5) years thereafter, with one or more U.S. insurance companies reasonably satisfactory to PNL, comprehensive general liability insurance, including coverage for personal injury, with respect to all claims and damages arising out of or related to the presence of the employees and agents of Rayton at PNL’s facilities, regardless of when such claims are made or when the underlying injuries occur or manifest themselves. Such insurance policy(ies) shall (i) have coverage limits not less than five million dollars ($5,000,000) per occurrence and in the aggregate, (ii) be issued by an “Admitted Insurer” in the State of Wisconsin which is acceptable to PNL, (iii) contain policy endorsement(s) stipulating that Rayton’s insurance coverage is primary and non-contributory to any insurance maintained by PNL, (iv) name PNL as an additional insured, (v) provide that notice be given to PNL at least ninety (90) days prior to any expiration, cancellation or material change in the terms of the policy(ies), and (vi) contain cross-liability and severability of interests provisions and a contractual liability endorsement with respect to this Agreement. Copies of certificates evidencing such insurance shall be delivered by Rayton to PNL within 6 months after execution of this Agreement. Rayton’s liability to PNL under the terms of this Agreement shall not be limited by the amount or terms of such insurance.

13	Disputes.

13.1       Settlement. Without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed, neither Rayton nor PNL may compromise, settle, covenant not to sue or take any similar action in connection with a suit against or by a Third Party if such compromise, settlement, covenant or similar action could materially and adversely affect the rights of the other Party.

13.2        Governing Law. Any questions, claims, disputes or litigation arising from or related to the making or performance of this Agreement, or to any available remedies, shall be governed by the laws of the State of Wisconsin, without regard to Wisconsin’s conflicts of law provisions.

13.3	Dispute Resolution Process.

(a)          General. All disputes between the Parties arising out of or related to the performance of the obligations under or any alleged breach of this Agreement that are not resolved through discussions between the Parties shall be elevated to executives of Rayton and PNL for good faith resolution. If such dispute is not resolved by representatives of the Parties within a reasonable time period (and no later than thirty (30) calendar days after the dispute arose), then either Party may thereafter assert any remedy available at law or in equity.

(b)          Litigation. Notwithstanding anything in this Agreement to the contrary, either Party shall be entitled to institute litigation immediately if such Party deems it necessary to prevent immediate, irreparable harm to its interests.

(c)          Venue. Any litigation commenced pursuant to this Section shall be commenced exclusively in either the Federal or State courts located in Dane County, Wisconsin. Each Party hereby submits itself to the personal jurisdiction of such courts for purposes of such proceedings, and appoints the Secretary of State of Wisconsin as its agent for the service of process in connection with any such proceedings.

14	Miscellaneous Provisions.

14.1       NO WARRANTIES. ANY AND ALL WARRANTIES WITH RESPECT TO THE PROJECT, THE PROTOTYPE OR THE OTHER DELIVERABLES, WHETHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY THAT THE PROTOTYPE IS DELIVERED FREE OF THE RIGHTFUL CLAIM OF ANY THIRD PERSON BY WAY OF INFRINGEMENT OR THE LIKE, ANY IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE AND ANY WARRANTIES ARISING FROM COURSE OF DEALING OR USAGE OF TRADE, ARE HEREBY DISCLAIMED BY PNL.

14.2       Assignment. Except as otherwise set forth herein, this Agreement and the rights and obligations of the Parties hereunder cannot be assigned, subcontracted, sublicensed, encumbered or otherwise transferred, in whole or in part, by either Party without the written consent of the other Party, and any attempted assignment without the required consent will be void and without effect. This Agreement shall be binding upon and inure to the benefit of all permitted successors and assigns of the Parties hereto.

14.3        Notice. Rayton and PNL will each use all reasonable efforts to ensure that all written, verbal and electronic notices are delivered to appropriate personnel at the other Party. Neither Party will attempt to avoid receipt of notice from the other Party. When a Party is required under the terms of this Agreement to deliver written notice to the other Party, copies of the notice must be sent by hand delivery, overnight courier or facsimile to the following:

If to Rayton:

Rayton Solar, Inc.

25129 The Old Road, Suite 207

Stevenson Ranch, CA 91381

Attention: Chief Executive Officer

Fax #: (          )        -

If to PNL:

Phoenix Nuclear Labs, LLC

2555 Industrial Drive

Monona, WI 53713

Attention: President

Fax #: (608) 210-2505

14.4       Entire Agreement. This Agreement constitutes the entire agreement of the Parties with respect to the Project and supersedes all prior agreements and understandings, written or oral, regarding the Project, including without limitation that certain Mutual Confidentiality Agreement dated as of May 8, 2014 by and between the Parties. No additional or different terms contained in any invoice, quote, proposal, or other document will be binding, and the Parties expressly reject such additional or different terms.

14.5	Amendment. This Agreement may not be amended except by a writing signed by both Parties.

14.6	Interpretation.

(a)	The terms defined in this Agreement shall for all purposes have the meaning specified in the Definitions Sections.

(b)	The headings in this Agreement shall not affect its interpretation.

(c)	Throughout this Agreement, whenever required by the context, the singular includes the plural and vice versa and any gender includes any other gender.

(d)	The Recitals and Exhibits to this Agreement constitute an integral part of this Agreement.

14.7       Force Majeure. If either Party is affected by any extraordinary, unexpected and unavoidable event such as acts of God, floods, fires, riots, war, accidents, labor disturbances, breakdown of plant or equipment, lack or failure of transportation facilities, unavailability of equipment, sources of supply or labor, raw materials, power or supplies, infectious diseases of animals, or by reason of any law, order, proclamation, regulation, ordinance, demand or requirement of the relevant government or any sub-division, authority or representative thereof, or by reason of any other cause whatsoever (provided that in all such cases the Party claiming relief on account of such event can demonstrate that such event was extraordinary, unexpected and unavoidable by the exercise of reasonable care) (“Force Majeure”), it shall as soon as reasonably practicable notify the other Party of the nature and extent thereof and take all reasonable steps to overcome the Force Majeure and to minimize the loss occasioned to that other Party. Neither Party shall be deemed to be in breach of this Agreement or otherwise be liable to the other Party by reason of any delay in performance or nonperformance of any of its obligations hereunder to the extent that such delay and nonperformance is due to any Force Majeure of which it has notified the other Party and the time for performance of that obligation shall be extended accordingly.

14.8       Non-Waiver. The failure of a Party in any one or more instances to insist upon strict performance of any of the terms and conditions of this Agreement shall not be construed as a waiver or relinquishment, to any extent, of the right to assert or rely upon any such terms or conditions on any future occasion.

14.9       Disclaimer of Agency. This Agreement does not designate any Party the legal representative or agent of another, nor shall any Party have the right or authority to assume, create, or incur any liability or obligation of any kind, express or implied, against or in the name of or on behalf of another.

14.10      Severability. If any provision of this Agreement is found by a court of competent jurisdiction or, if applicable, an arbitrator, to be unenforceable, such provision shall not affect the other provisions, but such unenforceable provision shall be deemed modified to the extent necessary to render it enforceable, preserving to the fullest extent permissible the intent of the Parties set forth in this Agreement.

14.11      Interpretation. This Agreement has been jointly prepared by the Parties and their respective legal counsel and shall not be strictly construed against either Party.

14.12     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which shall constitute together the same document.

[signature page follows]

This Joint Development Agreement is executed by authorized representatives of Rayton and PNL as of the Effective Date.

PHOENIX NUCLEAR LABS LLC

By:	/s/ Ross Radel
Name:	Ross Radel
Title:	President

RAYTON SOLAR INC.

By:	/s/ Andrew Yakub
Name:	Andrew Yakub
Title:	Chief Executive Officer

Exhibit 1

Definitions

1.1	“Accelerator” shall mean a 100mA ion source and accelerator unit with voltage between 300kV and 600kV.

1.2	“Accelerator Price Range” shall have the meaning ascribed to it in Section 8.

1.3	“Acceptance” shall have the meaning ascribed to it in Section 2.2.1.

1.4	“Agreement” shall have the meaning ascribed to it in the introductory paragraph.

1.5           “Base Technology” shall mean all inventions, discoveries, improvements, processes, ideas and designs that a Party owns, controls or otherwise has the right to use in the performance of its obligations under this Agreement, other than Developed Technology. Base technology can be created at any time during the Term of this Agreement.

1.6           “Best Efforts” shall mean the highest level of effort (use of personnel, equipment and other internal and external resources) that a Party would reasonably be expected to devote to its highest priority internal projects in a similar situation.

1.7	“Change” shall have the meaning ascribed to it in Section 3.4.

1.8	“Change Order Process” shall have the meaning ascribed to it in Section 3.4.

1.9           “Confidential Information” shall mean information related to the Project or the the Developed Technology and items that (1) the disclosing Party would reasonably expect the receiving Party to keep secret and that (2) the disclosing Party can prove, through written or electronic records or other physical evidence, was in the disclosing Party’s possession at the time of disclosure, except for information and items that the receiving Party can show by competent evidence: (a) at the time of disclosure is generally known to the public; (b) becomes generally known to the public through no fault of the receiving Party; (c) is already in the possession of the receiving Party at the time of disclosure and was not obtained from the disclosing Party; or (d) is later obtained by the receiving Party from a Third Party not under an obligation of confidentiality to the disclosing Party. Some examples of Confidential Information owned by PNL include PNL Base Technology, the Developed Technology, confidential research, development, and commercial information, such as new product plans, marketing plans, regulatory documents, prototype and pre-production parts, cost data, financial and production results and forecasts, drawings, processes, ideas, designs, design criteria, testing methods, supplier and subcontractor agreement terms, patent applications and related documents, and software, and includes information disclosed in connection with any aspect of the Project and the terms of this Agreement. A Party’s Confidential Information may extend to information of or about that Party’s parents, affiliates, subsidiaries and other related companies.

1.10	“Deliverables” shall mean the Phase I Reports and the Prototype, as the context requires.

1.11         “Developed Technology” shall mean all Intellectual Property, Know-How, inventions, discoveries, improvements, processes, designs, ideas, electrical hardware, mechanical hardware, software, commercial embodiments, and all items, information and concepts that have been or are conceived, authored, originated, or reduced to practice solely by either Party or jointly by both Parties, including any person working on behalf of either Party, in the course of performing work in connection with the Project, whether or not subject to protection as Intellectual Property, including all changes, additions or improvements that improve functions, add new functions, or improve performance by changes to system design or operation.

1.12	“Development Reimbursement Fee” shall have the meaning ascribed to it in Section 4.1.

1.13	“Effective Date” shall have the meaning ascribed to it in the introductory paragraph.

1.14         “Field” shall mean the cleaving of float zone silicon and other semiconductors (such as type III-V and sapphire) for use in solar cell manufacturing.

1.15         “Final Design Review” shall mean the review of the final Prototype designs to be completed by Rayton and PNL in person or via a conference call.

1.16	“Final Prototype Price” shall have the meaning ascribed to it in Section 4.2.2.

1.17	“Final Unit Price” shall have the meaning ascribed to it in Section 8.

1.18	“Force Majeure” shall have the meaning ascribed to it in Section 14.6.

1.19         “Intellectual Property” shall mean all exclusive rights over creations of the mind, both artistic and commercial, including, but not limited to, Patent Rights, utility models, industrial designs, trade secrets, mask works and both registered and unregistered copyrights, but not including trademarks, service marks, trade names and trade dress.

1.20	“ISTS” shall have the meaning ascribed to it in the recitals.

1.21         “Know-How” shall mean any Confidential Information arising out of work conducted pursuant to this Agreement developed by or for or in the possession of a Party, whether before or after the Effective Date, which may not necessarily be classified as a trade secret but nonetheless provides a competitive advantage to a Party. For example and without limitation, Know-How could include design, features, composition, manufacture, use or sale of items, procedures, protocols, techniques and results of experimentation and testing.

1.22	“Licensed Developed Technology” shall have the meaning ascribed to it in Section 6.1.

1.23	“License Fee Profit Sharing Fee” shall have the meaning ascribed to it in Section 9.

1.24	“Licensed PNL Base Technology” shall have the meaning ascribed to it in Section 6.1.

1.25	“Licensed Rayton Base Technology” shall have the meaning ascribed to it in Section 6.2.

1.26	“Licensed Technology” shall have the meaning ascribed to it in Section 6.1.

1.27	“License Violation” shall have the meaning ascribed to it in Section 8.

1.28         “Manufacturing Costs” means, with respect to PNL’s manufacturing and supply of the Products, the costs of all raw materials and labor used or consumed in such manufacture, engineering of the Products, packaging costs and expenses of the Products, shipping, handling and delivery costs related to delivery of the Products, quality assurance and quality control related expenses related to the Products and all overhead amounts allocable to such manufacturing, engineering, packaging, quality control and delivery (including without limitation depreciation and amortization of capitalized costs), in each case calculated in accordance with U.S. GAAP.

1.29	“MWS” shall have the meaning ascribed to it in the recitals.

1.30	“Net Profits” shall mean Net Sales minus the Manufacturing Costs.

1.31	“Net Profits Sharing Fee” shall have the meaning ascribed to it in Section 9.

1.32         “Net Sales” shall mean the aggregate gross United States dollar amount received by PNL from sales of the Products outside of the Field by PNL utilizing the Developed Technology, whether direct or through distributors, sales representatives, agents or otherwise minus the aggregate of all taxes, returns and adjustments relating to such sales of such products.

1.33         “Parties” shall mean Rayton and PNL and their permitted assigns, and a “Party” means Rayton or PNL, as the context requires, and its permitted assigns.

1.34         “Patent Rights” shall mean any and all patents and applications (anywhere in the world) claiming inventions, conceived either solely or jointly by employees or agents of the respective Parties, arising out of work conducted under this Agreement, including but not limited to methods, manufacturing processes, formulations, ingredients, instrumentation, and new uses of the foregoing. For example and without limitation, Patent Rights shall include all continuations, continuations-in-part, divisionals, extensions, reexaminations, reissues, and utility models.

1.35	“Phase I” shall have the meaning ascribed to it in Section 2.1.1.

1.36	“Phase I Reports” shall have the meaning ascribed to it in Section 2.1.1.3.

1.37	“Phase II” shall have the meaning ascribed to it in Section 2.2.1.

1.38         “Preliminary Design Review” shall mean the review of the preliminary Prototype designs to be completed by Rayton and PNL in person or via a conference call.

1.39	“Prototype” shall have the meaning ascribed to it in Section 2.2.1.

1.40         “Products” shall mean the Accelerators and other products substantially derived from the Developed Technology.

1.41	“PNL” shall have the meaning ascribed to it in the introductory paragraph.

1.42         “PNL Base Technology” shall mean Base Technology that is owned or controlled by PNL as set forth on Exhibit 1.50.

1.43	“Profit Sharing Fee” shall have the meaning ascribed to it in Section 9.

1.44	“Project” shall have the meaning ascribed to it in Section 2.

1.45	“Prototype Payment Range” shall have the meaning ascribed to it in Section 4.2.1.

1.46	“Rayton” shall have the meaning ascribed to it in the introductory paragraph.

1.47         “Rayton Base Technology” shall mean Base Technology that is owned or controlled by Rayton as set forth on Exhibit 1.56.

1.48	“Specifications” shall have the meaning ascribed to it in Section 2.2.1.

1.49	“Supply Agreement” shall have the meaning ascribed to it in Section 8.

1.50	“Task A” shall have the meaning ascribed to it in Section 2.1.1.1.

1.51	“Task A Completion” shall have the meaning ascribed to it in Section 2.1.1.1.

1.52	“Task A Report” shall have the meaning ascribed to it in Section 2.1.1.1.

1.53	“Task B” shall have the meaning ascribed to it in Section 2.1.1.2.

1.54	“Task B Completion” shall have the meaning ascribed to it in Section 2.1.1.2.

1.55	“Task B Report” shall have the meaning ascribed to it in Section 2.1.1.2.

1.56	“Task C” shall have the meaning ascribed to it in Section 2.1.1.3.

1.57	“Task C Completion” shall have the meaning ascribed to it in Section 2.1.1.3.

1.58	“Task C Report” shall have the meaning ascribed to it in Section 2.1.1.3.

1.59	“Third Party” shall mean any person or entity that is not a Party to this Agreement.

1.60	“Timeline Schedule” shall have the meaning ascribed to it in Section 3.3.

Exhibit 1.50

PNL Base Technology

1.	Ion Source Features

a.	Operation of high-current ECR/microwave ion source with up to 250 mA/cm2 of deuteron current density and corresponding deuteron currents of up to 90 mA (equivalent to 130 mA of hydrogen current with hydrogen current density of 350 mA/cm2)
b.	Use of commercial magnetrons to generate ion source plasma
c.	Use of ECR resonance to generate ion source plasma
d.	Electric solenoid magnets to create ECR in plasma chamber
e.	Permanent magnets to create ECR in plasma chamber
f.	Design and use of ‘homogenizer rings’ to tailor solenoidal fields
g.	Combination of electric and permanent magnets to create ECR in plasma chamber
h.	CW mode operation of microwave ion source
i.	Notched mode operation of microwave ion source with arbitrary duty factor
j.	Pulsed mode operation of microwave ion source with arbitrary duty factor
k.	Gas recycling from waveguides into plasma chamber or accelerator
l.	Gas recycling from accelerator into plasma chamber, waveguide, or other area
m.	Use of LEDA-width and widened stepped ridge waveguide
n.	Use of high-voltage waveguide break in vacuum, air, and SF6
o.	Use of aluminum, copper, and stainless steel for waveguide components
p.	Use of aluminum, copper, and stainless steel for plasma chamber components
q.	Use of water cooling in walls of the plasma chamber
r.	Epoxy potting of magnets
s.	Use of multiple grades of high-quality boron nitride inside the plasma chamber
t.	Use of multiple high-quality grades of AlN inside the plasma chamber and waveguide segments
u.	Use of motor/generator set to provide power to a floating ion source
v.	Use of an isolation transformer to provide power to a floating ion source
w.	Use of low work function surface to produce negative ions
x.	Use of cesium to lower work function of surface for enhanced negative ion production
y.	Use of magnetic or electric filtering to alter temperature or density of plasma in the ion source
z.	Use of coaxial waveguide to distance magnetron from ion source
aa.	Electrical isolation of solenoid magnets and plasma chamber allowing solenoids at ground potential while ion source is at extraction voltage
bb.	Use of microwave auto-tuner between magnetron and ion source
cc.	Use of microwave circulator/dummy load between magnetron and ion source
dd.	Use of manual microwave tuner
ee.	Use of biased electrode before acceleration stage to pulse beam output

ff.	Use of lens material with high magnetic permeability to reduce stray fields

gg.	Locating vacuum window behind waveguide bend to protect from backstreaming electrons
hh.	Use of superconducting solenoid magnets
ii.	Use of multi-aperture ion sources
jj.	Use of slit aperture ion sources

kk.	Use of movable magnetic shunts to adjust permanent magnet field during operation
ll.	Waveguide spark gap for fast microwave pulsing

mm.	Monitoring gas partial pressures as diagnostic
nn.	Monitoring optical spectrum as diagnostic
oo.	High power microwave window to handle backstreaming electron heat load directly
pp.	Use of other microwave frequency bands for ECR
qq.	ECR charge breeding for multiply charged ion sources
rr.	Refined techniques for alignment of ion source and extractor assembly

2.	Accelerator Features

a.	Electrically floating an ion source up to 100kV above the baseline sheet voltage
b.	Operation of electrostatic accelerator with up to 390kV of beam voltage
c.	Use of vacuum, air, oil, and SF6 as dielectric fluid for HV components
d.	Use of beam bending elements both before and after the accelerator column (electromagnets, permanent magnets, or electrostatic)
e.	Use of beam steering elements both before and after the accelerator column (electromagnets, permanent magnets, or electrostatic)
f.	Use of beam focusing elements both before and after the accelerator column (electromagnets, permanent magnets, or electrostatic)
g.	Use of beam altering elements both before and after the accelerator column (electromagnets, permanent magnets, or electrostatic) to induce any beam profile
h.	Use of physical resistors, water resistors, or a combination to provide grading resistance
i.	Use of spark gaps to limit component damage during sparkdowns
j.	Use of induced magnetic fields inside the accelerator to impact electron behavior
k.	Use of electrostatic and magnetic electron traps after the extractor and before and after the accelerator column
l.	Use of direct inject and nondirect inject HV columns
m.	Use of “open” accelerator
n.	Use of “blue” nylon as insulator and vacuum boundary
o.	Use of ceramic as insulator and vacuum boundary
p.	Use of ice as insulator for the target
q.	Use of insulating vacuum components to hold target at high voltage
r.	Use of “fast protect” control hardware utilizing voltage, current, and radiation measurement devices
s.	Design and use of advanced extraction and acceleration lenses for optimal beam extraction and transport

t.	Design and use of electron traps
u.	Design and use of multi-element accelerator columns
v.	Electrically floating a solid target to voltages of up to -390kV with the ion source located at ground potential
w.	Electrically floating a solid target to a negative potential while simultaneously floating the ion source to a positive potential
x.	Use of current limiting resistors to reduce damage during arcs
y.	Use of both solid and water resistors for grading accelerating columns

z.	Use of choke inductor to reduce damage during arcs
aa.	Use of current monitors surrounding the beam
bb.	Use of Faraday cups to measure beam current
cc.	Use of calorimetry to measure beam current
dd.	Controlled addition of a gas into the accelerator or target regions to drive target surface processes
ee.	Sealed accelerator system without need of active pumping
ff.	Series stack of floating power supplies to independently bias accelerator lenses

gg.	Use of brazed ceramic accelerator components

hh.	Use of o-rings and machined nylon etc. accelerator components
ii.	Use of video cameras to monitor beam position and profiles
jj.	Use of magnetic transport elements to tailor beam size and profile at the target
kk.	Development, and use, of a refined process for winding solenoid excitation

3.	Gas Handling Features
a.	Use of differential pumping mechanism to hold target pressure higher than accelerator pressure
b.	Use of cooled apertures and tubes to manage heat from ions and electrons
c.	Use of directed gas jets to induce a pressure variation
d.	Use of shadow shields to protect equipment
e.	Use of cold trap to increase neutron yield and pump down times
f.	Extended gas target

4.	Control System Features
a.	Use of conventional and radiation-hardened fiber optic cables to relay signals from equipment to control hardware
b.	Use of diodes and other electrical components to protect equipment from EMI
c.	Use of feedback to control beam power/shape
d.	Use of scraper to control current to target
e.	Use of current transformer to measure fast current changes to target
f.	Measuring of neutron output with picoammeter
g.	HVPS: design, tailoring, monitoring, repair, control, and protection
h.	Use of solid targets, including cooling, current monitoring, profile characterization, secondary electron suppression, and protection.
i.	All of Casey and Rex’s software to include PID loops and safety features

j.	Automatic restarting of hardware after faults
k.	Automatated conditioning cycles of ion source, accelerator, HVPS, etc.
l.	Automatic data logging and/or processing
m.	Automatic summary report generation after completion of a run
n.	Automatic transition to ‘Safe states’ in the event of failures
o.	Use of multiple independent control processors. (cRIO at ground and high voltage etc.)

5.	Other
a.	Design and use of water cooled calorimeters

6.	All inventions and disclosures in the following patents, patent applications, and provisional patent applications:
a.	PCT Application WO 2009/142699 A2 titles “HIGH ENERGY PROTON OR NEUTRON SOURCE”
b.	PCT Application WO 2011/081940 A1 titled “METHOD AND APPARATUS FOR PERFORMING ACTIVE NEUTRON INTERROGATION OF CONTAINERS”
c.	PCT Application PCT/US14/44382 titled “HIGH RELIABILITY, LONG LIFETIME NEGATIVE HYDROGEN ION SOURCE”
d.	Provisional Patent Application US 61/955,652 titled “FAST BURST AND STEADY-STATE INTENSE NEUTRON SOURCE.”

Exhibit 1.56

 Rayton Base Technology

1.	Rayton Solar Inc. Patents

A.  United States Patent Application 13/954,868 “Processes and Apparatuses for Manufacturing Wafers” filed 7/30/2013 Attorney Docket number YAKUB-54214

B.  United States Patent Application 61/941,325 “Improved Wafer Manufacturing System and Related Process” filed 2/18/2014 Attorney Docket number RAYTON- 54454

Exhibit 8

Supply Agreement

See attached.